

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

<u>Via E-mail</u>
Dr. Steve N. Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc.
469 Jean-Talon West
3rd Floor
Montreal, Quebec, Canada H3N1R4

>   **Re: Sunshine Biopharma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 22, 2014**
>   **File No. 333-196191**

Dear Dr. Slilaty:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 3</u>

<u>Our Equity Line with Dutchess may not be available to us if we elect . . . , page 11</u>

1.   Please revise your discussion here to identify the limitations imposed by the Investment Agreement on your ability to put shares to Dutchess and to discuss the likelihood that you will have access to the full amount available under the equity line.

<u>The Dutchess Equity Line Transaction, page 13</u>

<u>Investment Agreement, page 13</u>

2.   We note that you are registering the offering of 13,400,000 shares of your common stock on this registration statement. Please identify the percentage of outstanding securities of the company that these shares represent.

3.   We note your disclosure that Dutchess committed to purchase up to the number of shares of your common stock having an aggregate purchase price of $2,500,000. Please revise to include a discussion of the likelihood that you will ever receive, or will ever need, based on your current business plans, the full amount of the proceeds available under the equity line. If you are not likely to receive the full amount, please include an explanation of why you and Dutchess chose the particular dollar amount for the equity line.

4.   We note your disclosure that Dutchess has committed to purchase the shares of your common stock, "subject to certain restrictions and conditions." Please expand your disclosure to identify and discuss such restrictions and conditions.

5.   Please include disclosure regarding any material past transactions, if any, between you and Dutchess and the impact of those transactions on the market price of your common stock.

6.   Please revise to include disclosure regarding the transferability of Dutchess's obligations under the equity line.

<u>Selling Stockholder, page 15</u>

7.   It appears that Dutchess Opportunity Fund II, LP currently owns 400,000 shares of your common stock, which represents the engagement fee you paid to Dutchess and which is included in the 13,400,000 shares being offered pursuant to the registration statement. Please revise your table to properly reflect the percentage of shares beneficially owned by Dutchess after the offering or advise.

<u>Item 22. Undertakings, page II-3</u>

8.   Please revise to include all of the undertakings required by Item 512 of Regulation S-K. For example only, please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Andrew I. Telsey, Esq. (Via E-mail)